

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 26, 2011

<u>Via Email</u>
Ms. Ita M. Brennan
Chief Financial Officer
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

> **Re:** **Infinera Corporation**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the quarter ended June 25, 2011**
> **Filed August 2, 2011**
> **File No. 001-33486**

Dear Ms. Brennan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director